United States

Securities and Exchange Commission

Washington, D.C.  20549

FORM 12b-25

Notification of Late Filing

(Check one):☒ Form 10-K☐ Form 20 F☐ Form 11 K☐ Form 10-Q☐ Form N-SAR☐ Form N-CSR

For Period Ended:  December 31, 2013

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION Dresser-Rand Group Inc.
Full Name of Registrant

Former Name if Applicable West8 Tower, Suite 1000, 10205 Westheimer Road112 Avenue Kleber
Address of Principal Executive Office (Street and Number) Houston, Texas 77042 Cedex 16, Paris, France 75784
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced on February 17, 2014, Dresser-Rand Group Inc. (the “Company”) has suspended operations at its six pig manure treatment facilities in Spain as a result of the publication of a draft Spanish regulation which, if implemented as proposed, would significantly reduce beneficial tariffs for these facilities, retroactive to July 2013.  Due to the suspension of operations, the Company has retained the services of a third party firm to conduct a valuation of the assets in connection with the Company’s impairment analysis.  Upon completion of its impairment analysis, and assuming no material change in the status of the proposed regulation before the Company files its Form 10-K,  the Company expects to record an impairment charge in the fourth quarter 2013.    Moreover, in connection with the financial statement closing process in Brazil, management is conducting additional procedures and analysis.

Management is expending considerable time and effort to complete its asset impairment analysis and its additional procedures and analysis in Brazil.  However, management has been unable to complete these procedures and analyses to enable the Company to complete all of the disclosures required in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”), including its audited financial statements, and have the Form 10-K filed on the due date without unreasonable effort or expense.

The Company expects that it will be able to complete the work necessary to file the Form 10-K within the fifteen-day extension provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

Raymond L. Carney	(713)	354-5858
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).☒ Yes☐ No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☒ Yes☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Reference is made to the asset impairment charge described in Part III above.  As previously announced on February 17, 2014, in the event of no material change in the status of the proposed regulation before the Company files its Form 10-K, the Company believes that it will be required to reduce its 2013 operating income by up to an estimated $75 million (approximately $25 million due to the retroactive reduction of the tariffs and up to approximately $50 million due to asset impairments).  In that event, its full year 2013 operating income could be between approximately $306 million and $316 million.  Until completion of the process of calculating the impairment charge, the Company will not be in a position to provide additional estimates of the quantitative changes in the results of operations for the year ended December 31, 2013.  The Company’s additional procedures and analysis in Brazil described in Part III above are not expected to have a material effect on the Company’s results of operations.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including statements related to the asset impairments, the timing and outcome of the Company’s work in connection with completing its financing statements for the year ended December 31, 2013, the Company’s timing of filing its Annual Report on Form 10-K and changes to the Company’s results of operations for the year ended December 31, 2013 as compared to the year ended December 31, 2012.  These forward-looking statements are based upon the Company’s current expectations.  Actual results or outcomes may differ materially from those expressed in any forward-looking statements as a result of risks and uncertainties, which include, without limitation, risks and uncertainties associated with changes in expected financials results based on the completion of financial closing procedures and the audit of the financial statements, additional delays with respect to completing the financial statements, and other risks detailed in the Company’s filings with the SEC, and investors should not place undue reliance on any forward-looking statements.  In addition, any forward-looking statement speaks only as of the date on which it is made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as required by law.

Dresser-Rand Group Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date:	March 3, 2014	By:	/s/ Jan Kees van Gaalen
Jan Kees van Gaalen
Executive Vice President and
Chief Financial Officer